Exhibit 21.1
Vonage Holdings Corp.
List of Subsidiaries

Name	Jurisdiction of Incorporation

Vonage Worldwide Inc.	Delaware

Vonage Network LLC	Delaware

Vonage America Inc.	Delaware

Vonage Marketing LLC	Delaware

Novega Venture Partners, Inc.	Delaware

Vonage International Inc.	Delaware

Vonage Canada Corp.	Nova Scotia, Canada

Vonage A/S	Denmark

Vonage B.V.	The Netherlands

Vonage Limited	United Kingdom

Vonage Singapore Pte. Ltd.	Singapore

Vonage Limited	Hong Kong

Vonage Australia Pty. Ltd.	Australia

Vonage India Private Limited	India

Vonage Applications Inc.	Delaware

Vonage Apps. Ltd.	Israel

DSP LLC	Delaware

Intellectual Property Asset Management, LLC	Delaware

Vonage Foundation Corp.	Delaware (Non-Profit)